UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

C601, Gazelle Valley, No.69 Jinye Road

Xi’an Hi-Tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Bon Natural Life Limited Announces Interim 2025 Results

Bon Natural Life Limited (“we,” “us,” or “the Company”), a bio-ingredient solutions provider in the natural, health and personal care industries engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries, today announced its unaudited financial results for the six months ended March 31, 2025.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

2025 Interim Results Highlights

●	Revenue - Total revenues were $7,949,845 for the six months ended March 31, 2025, a decrease of $2,233,708, or 21.9% as compared to $10,183,553 in the same period of 2024.

●	Income from operations – Income from operations for the six months ended March 31, 2025 was $284,050, an increase of $199,545 or 236.1% as compared to $84,505 in the same period of 2024.

●	Net income (loss) attributable to Bon Natural Life Limited - Net income attributed to Bon Natural Life Limited for the six months ended March 31, 2025 was $169,227 as compared to a net loss attributable to BON Natural Life Limited of $10,519 in the same period of 2024.

●	Income (Loss) Earnings per Class A and Class B ordinary share* – Basic earnings per Class A and Class B ordinary share of $0.56 and a diluted earnings per Class A and Class B share of $0.50 for the six months ended March 31, 2025 as compared to Loss per share of $0.20 for the six months ended March 31, 2024.

*Retroactively restated to reflect the Company’s 1-for-25 share consolidation which was approved at extraordinary general meeting of the shareholders on April 15, 2025, and effective on May 19, 2025.

Comparison of Interim Financial Results for the six months ended March 31, 2025 and 2024

The following table summarizes the results of our operations during the six months ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended March 31,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	7,949,845	100.0%	10,183,553	100.0%	(2,233,708)	(21.9)%
COST OF REVENUE	(6,041,997)	(76.0)%	(7,215,116)	(70.9)%	(1,173,119)	(16.3)%
GROSS PROFIT	1,907,848	24.0%	2,968,437	29.1%	(1,060,589)	(35.7)%

OPERATING EXPENSES
Selling expenses	(68,317)	(0.9)%	(103,096)	(1.0)%	(34,779)	(33.7)%
General and administrative expenses	(1,459,009)	(18.4)%	(1,890,452)	(18.6)%	(431,443)	(22.8)%
Research and development expenses	(96,472)	(1.2)%	(890,384)	(8.7)%	(793,912)	(89.2)%
Total operating expenses	(1,623,798)	(20.4)%	(2,883,932)	(28.3)%	(1,260,134)	(43.7)%

INCOME FROM OPERATIONS	284,050	3.6%	84,505	0.8%	(199,545)	236.1%

OTHER INCOME (EXPENSE)
Interest expense, net	(164,468)	(2.1)%	(143,586)	(1.4)%	20,882	14.5%
Other income, net	193,582	2.4%	108,017	1.1%	85,565	79.2%
Total other income (expenses), net	29,114	(0.4)%	(35,569)	(0.3)%	64,683	181.9%

INCOME BEFORE INCOME TAX PROVISION	313,164	3.9%	48,936	0.5%	264,228	539.9%

PROVISION FOR INCOME TAXES	(177,253)	(2.2)%	(90,734)	(0.9)%	86,519	95.4%

NET INCOME (LOSS)	135,911	1.7%	(41,798)	(0.4)%	177,709	425.2%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental (powder drinks) and bioactive food ingredients.

Total revenues were $7,949,845 in the six months ended March 31, 2025, a decrease of $2,233,708 or approximately 21.9% as compared to $10,183,553 in the same period of 2024. Specifically, the decrease in revenues was primarily attributable to (i) an overall decrease in sales volume of health supplemental powder drinks and bioactive food ingredient products by 93.4% and 23.0%, respectively, due to the decline in customer and market demand; (ii) the decrease was offset by the increase in sales volume of fragrance compound products, which increased by 1,341.3%, due to the increase demand for Perilla frutescens extract.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	For the Six Months Ended March 31,
	2025		2024		Change	Change
	Amount	%	Amount	%	Amount	%

Fragrance compounds	$5,663,910	71.3%	$866,192	8.5%	$4,797,718	553.9%
Health supplements (powder drinks)	50,067	0.6%	2,126,147	20.9%	(2,076,080)	(97.6)%
Bioactive food ingredients	2,235,868	28.1%	7,192,214	70.6%	(4,956,346)	(68.9)%
Total Revenue	$7,949,845	100.0%	$10,183,553	100.0%	$(2,234,708)	(21.9)%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products increased by 553.9% or $4,797,718 to $5,663,910 in the six months ended March 31, 2025 from $866,192 in the same period of 2024. The increase was attributable to an 1,341.3% increase in sales volume from 2,604 kilograms sold in the six months ended March 31, 2024 to 37,532 kilograms sold in the same period of 2025, mainly attributed to the increase in market demand for Perilla frutescens extract, as it reflected the strong customer adoption and recognition of it functional application.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplement (powder drinks) products decreased by 97.6% or $2,076,080 to $50,067 in the six months ended March 31, 2025 from $2,126,147 in the same period of 2024. This decrease was attributable to a decrease of 93.4% in sales volume from 93,569 cases sold in the six months ended March 31, 2024 to 6,132 cases sold in the same period of 2025, mainly attributed to the decline in market demand within the powder drink consumer market.

Revenues from sales of our bioactive food ingredient products

Our bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, milk thistle extracts with benefits to protect liver and lower blood sugar, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of our bioactive food ingredient products decreased by 68.9% or $4,956,346 to $2,235,868 in the six months ended March 31, 2025 from $7,191,214 in the same period of 2024. The decrease was mainly attributable to a 23.0% decrease in sales volume from 156,787 kilograms in the six months ended March 31, 2024 to 120,740 kilograms in the same period of 2025, following the launch of our new product line integrating Chinese medicine into bioactive food ingredients. As this is an emerging product line, we adopted lower pricing to attract customers and penetrate the market, positioning for growth in this high-potential sector.

Cost of Revenues

Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, or labor productivity, and as the customer and product mix changes.

Our cost of revenues decreased by $1,173,119 or 16.3%, to $6,041,997 in the six months ended March 31, 2025 from $7,215,116 in the same period of 2024. The decrease in our cost of revenues was mainly attributable to the decrease of sale volume of our health supplemental powder drinks and bioactive food ingredient products, which decreased by 93.4% and 23.0%, respectively, in the six months ended March 31, 2025 compared to the same period of 2024, as the decline in market demand for powder drink consumer market and our sales effort to promote our new product line in bioactive food ingredients.

	For the Six Months Ended March 31,
	2025	2024	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$3,959,237	607,500	$3,351,737	551.7%
Cost of revenues – Health supplement (powder drinks)	34,032	1,471,617	(1,437,585)	(97.7)%
Cost of revenues – Bioactive food ingredients	2,048,728	5,135,999	(3,087,271)	(60.1)%
Total cost of revenues	$6,041,997	7,215,116	$(1,173,119)	(16.3)%

Cost of Revenues from sales of our fragrance compound products

The 551.7 % increase in cost of revenues for our fragrance compound products from $607,500 in the six months ended March 31, 2024 to $3,959,237 in the same period of 2025 was mainly attributable to an increase of 1,341.3% in sales volume from 2,604 kilograms sold in the six months ended March 31, 2024 to 37,532 kilograms sold in the same period of 2025, which was attributed to the increase in market demand for Perilla frutescens extract, as it reflected the strong customer adoption and recognition of it functional application.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 97.7% decrease in cost of revenues for our health supplement (powder drinks) products from $1,471,617 in the six months ended March 31, 2024 to $34,032 in the same period of 2025 was mainly attributable to a decrease of 93.4% in sales volume from 93,569 cases sold in the six months ended March 31, 2024 to 6,132 cases sold in the same period of 2025, which was attributed to the decline in market demand within the powder drink consumer market.

Cost of Revenues from sales of our bioactive food ingredient products

The 60.1% decrease in cost of revenues for our bioactive food ingredient products from $5,135,999 in the six months ended March 31, 2024 to $2,048,728 in the same period of 2025 was mainly attributable to a 23.0% decrease in sales volume from 156,787 kilograms in the six months ended March 31, 2024 to 120,740 kilograms in the same period of 2025, following the launch of our new product line integrating Chinese medicine into bioactive food ingredients. As this is an emerging product line, we adopted lower pricing to attract customers and penetrate the market, positioning for growth in this high-potential sector.

Gross Profit

	For the Six Months Ended March 31,
	2025	2024	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$1,704,673	$258,692	$1,445,981	559.0%
Gross Profit – Health supplement (powder drinks)	16,035	654,530	(638,495)	(97.6)%
Gross Profit – Bioactive food ingredients	187,140	2,055,215	(1,868,075)	(90.9)%
Total Gross Profit	$1,907,848	$2,968,437	$(1,061,589)	(35.8)%
Gross Profit Margin	24.0%	29.1%		(5.2)%

Our gross profit in the six months ended March 31, 2024 decreased by $1,061,589 or 35.8%, to $1,907,848 from $2,968,437 in the same period of 2024. Our gross margin also decreased by 5.2% from 29.1% in the six months ended March 31, 2024 to 24.0% in the same period of 2025. The decrease in gross profit was mainly due to decrease of sale volume of our health supplemental powder drinks and bioactive food ingredient products, which decreased by 93.4% and 23.0%, respectively, in the six months ended March 31, 2025 compared to the same period of 2024.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products increased by $1,765,987 or 87.2% from $2,024,679 in the six months ended March 31, 2024 to $258,692 in the same period of 2024. The decrease was primarily attributable to (i) an increase of 1,341.3% in sales volume from 2,604 kilograms sold in the six months ended March 31, 2024 to 37,532 kilograms sold in the same period of 2025, mainly attributed to the increase in market demand for Perilla frutescens extract, as it reflected the strong customer adoption and recognition of it functional application; (ii) a 54.8% decrease in weighted average unit cost from $233.3 in the six months ended March 31, 2024 to $105.5 in the same period of 2025 . As a result of the above, gross margin for our fragrance compound products remained relatively the same from 29.9% in the six months ended March 31, 2024, to 30.1% in the same period of 2025.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products decreased by $16,035 or 97.6% from $654,530 in the six months ended March 31, 2024, to $16,035 in the same period of 2025. The decrease was primarily attributable to: (i) cases sold in the same period of 2025 as discussed above; (ii) weighted average unit cost for this product category also decreased by 2.4%.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products decreased by $1,868,075 or 90.9%, from $2,055,215 in the six months ended March 31, 2024, to $187,140 in the same period of 2025. This increase was primarily due to (i) a 23.0% decrease in sales volume from 156,787 kilograms in the six months ended March 31, 2024 to 120,740 kilograms in the same period of 2025, following the launch of our new product line integrating Chinese medicine into bioactive food ingredients as discussed above; and (ii) the increase is offset by an decrease of 48.2% in weighted average unit cost of our bioactive ingredient products from $32.8 in the six months ended March 31, 2024 to $17.0 in the same period of 2025 as a result of increase purchase price as affected by the change in product mix.

Selling expenses

	For the Six Months Ended March 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Selling Expenses	68,317	103,096	$(34,779)	(33.7)%
as a percentage of revenues	0.9%	1.0%

Selling expenses decreased by $34,779, or 33.7%, from $103,096 in the six months ended March 31, 2024, to $68,317 in the same period of 2025. The decrease was mainly due to (i) a 11.8% decrease in staff payroll from $44,944 in the six months ended March 31, 2024 to $39,619 compared to the same period of 2025, as we continued to decrease our sales efforts and staff headcount from 8 in the six months ended March 31, 2024 to 6 compared to the same period of 2025; (ii) a 81.4% decrease in shipping and handling expenses from $15,965 in the six months ended March 31, 2024 to $2,975 compared to the same period of 2025, due to the decrease in our sales volume; and (iii) a 93.5% decrease in promotion expenses from $12,263 in the six months ended March 31, 2024 to $792 compared to the same period of 2025, primarily due to our ongoing effort of cost-control strategy to optimize marketing efficiency.

General and administrative expenses

	For the Six Months Ended March 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
General and Administrative Expenses	$1,459,009	1,890,452	(431,443)	(22.8)%
as a percentage of revenues	18.4%	18.6%

General and administrative expenses decreased by $431,443, or 22.8%, from $1,890,452 in the six months ended March 31, 2024, to $1,459,009 in the same period of 2025, mainly attributable to (i) a 38.7% or $503,230 decrease in professional service and consulting fees from $1,300,608 in the six months ended March 31, 2024 to $797,378 in the same period of 2025.

Research and development (“R&D”) expenses

	For the Six Months Ended March 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Research and Development Expenses	$96,472	$890,384	$(793,912)	(89.2)%
as a percentage of revenues	1.2%	8.7%

Research and development expenses decreased by $793,912, or approximately 89.2%, from $890,384 in the six months ended March 31, 2024, to $96,472 in the same period of 2025. The decrease was mainly due to (i) a 100.0%, or $788,879 decrease in outsourcing R&D activities to external consulting firms from $788,879 in the six months ended March 31, 2024 to $nil in the same period of 2025. The decrease primarily attributed to our investment in external consulting firms during 2024 to support new product research initiatives, whereas we strategically shifted to focus on internal development efforts; and (ii) the decrease was offset by a 16.8%, or $11,790 increase in staff payroll from $70,013 in the six months ended March 31, 2024 to $81,803 in the same period of 2025.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, income from technology transfer, unrealized foreign currency exchange gain due to our export sales, and investment income of short-term investment.

	For the six months ended March 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Interest expense, net	(164,468)	(143,586)	20,882	14.5%
Foreign currency exchange gain (loss)	79,748	(2,747)	82,495	3,003.1%
Other income, net
-Government grants	-	61,081	(61,081)	(100.0)%
- Other income (expenses)	113,834	49,683	64,151	129.1%

Interest expense, net, increased by $20,882 or approximately 14.5% in the six months ended March 31, 2025 as compared to 2024 The increase was mainly attributable to increase in average loan balances in short-term loan that we carried during the six months ended March 31, 2025 compared to the same period of 2024.

Government subsidies received totaled $nil in the six months ended March 31, 2025 comparing to $61,081 in the six months ended March 31, 2024, representing an decrease of 100.0%. We recognize government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds.

Other income for the six months ended March 31, 2025 were $113,834 comparing to $49,683 for the six months ended March 31, 2024. The increase was mainly attributed to a gain in the sales of our Gansu subsidiary during the six months ended March 31, 2025, which we recognized a gain of $65,299.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $177,253 and $90,734 in the six months ended March 31, 2025 and 2024, respectively, an increase of $86,519 or 95.4%, mainly due to our increased in taxable income during the period.

Net income (loss)

As a result of the foregoing, we had a net income of $135,911 in the six months ended March 31, 2025 compared to a net loss of $41,798 in the same period of 2024.

Cash Flow

As of March 31, 2025, we had cash on hand of $8,894,053. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2025	2024
Net cash used in operating activities	$(4,295,567)	$(1,884,173)
Net cash provided by (used in) investing activities	4,359	(693)
Net cash provided by financing activities	12,322,244	2,511,853
Effect of exchange rate change on cash	205,812	(21,858)
Net increase (decrease) in cash	8,236,848	605,128
Cash, beginning of period	657,205	112,751
Cash, end of period	$8,894,053	$717,879

Cash flows from operating activities

Net cash used in operating activities during the six months ended March 31, 2025 was $4,295,767, primarily attributable to net income of $135,911 for the six months ended March 31, 2025, non-cash charges of depreciation and amortization of $617,343 and stock based compensation of $296,000, an increase of long-term other receivable of $14,500,947, mainly attributed to the proceeds related to the sale of our Gansu subsidiaries, which are expected to be collected over a two-year period, and offset by a decrease in advance to suppliers of $9,964,799, a decrease in prepaid expenses and other receivable of $4,758,681, a decrease in accounts payable of $1,219,138, reflecting the increase in settlement, and a decrease of $3,837,724 in accrued expenses and other current liabilities.

Net cash used in operating activities during the six months ended March 31, 2024 was $1,884,173, primarily attributable to net loss of $41,798 for the six months ended March 31, 2024, non-cash charges of depreciation and amortization of $686,038, stock based compensation of $1,009,836, an increase of $3,464,205 in accounts receivable due to increased sales orders in months in March 2024, and an increase in inventory of $498,736 due to an increase of the raw materials stockpile in order to prepare for an anticipated increase in production to fulfill sales orders from customers.

Cash flows from investing activities

Net cash provided by investing activities during the six months ended March 31, 2025 was $4,359 which was primarily attributable to sales of property and equipment for the same amount.

Net cash used in investing activities during the six months ended March 31, 2024 was $693 which was attributable to purchase of property and equipment for the same amount.

Cash flows from financing activities

Net cash provided by financing activities during the six months ended March 31, 2025 was $12,322,244 and primarily includes net proceeds from issuance of Class A Ordinary Shares in a public offering of $10,543,805, proceeds from short-term loans of $7,232,644, repayment of short-term loans of $5,276,345, repayment of long-term loans of $124,467 and repayment to related parties of $53,393.

Net cash provided by financing activities during the six months ended March 31, 2024 was $2,511,853 and primarily includes proceeds from short-term loans of $3,619,267, proceeds from long-term loans of $854,514, repayment of short-term loans of $1,534,052 and repayment of long-term loans of $508,629.

During the six months ended March 31, 2025, we experienced a net increase in cash of $8,236,848 compared to a net decrease in cash of $605,128 in the six months ended March 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2025